TACTICAL INVESTMENT SERIES TRUST

May 27, 2021

U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street N.E.
Washington DC 20549
Attention: Christopher Bellacicco

RE:	Tactical Investment Series Trust (the “Trust”) – Request for Acceleration of the Effective Date of Form N-14/A filed on May 26, 2021 (“Proxy Statement/Prospectus”) Pertaining to the Reorganization of the Tactical Conservative Allocation Fund, Tactical Moderate Allocation Fund, Tactical Growth Allocation Fund, TFA Quantitative Fund, and TFA Multidimensional Tactical Fund, each a series of the Collaborative Investment Series Trust, into series of the Trust

Dear Mr. Bellacicco:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Form N-14/A Proxy Statement/Prospectus which was filed with the U.S. Securities and Exchange Commission on May 26, 2021 via EDGAR be accelerated so that the same will become effective at 5:00 p.m. Eastern Time on Thursday, May 27, 2021, or as soon after that as practicable.

If you have any questions concerning this request, please do not hesitate to contact Bo Howell at (513) 629-9482.

Tactical Investment Series Trust

/s/ Drew Horter

By: Drew K. Horter

Title: President

Ultimus Fund Distributors

Distributor to the Tactical Investment Series Trust

/s/ Kevin Guerette

By: Kevin Guerette

Title: President